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Exhibit 99.1

Materialise Reports Second Quarter 2015 Results

Leuven, Belgium – August 11, 2015 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2015.

Highlights – Second Quarter 2015

•	Total revenue increased 28.8% from the second quarter of 2014 to 24,772 kEUR.

•	3D printing software sales increased 44.8% from the second quarter of 2014.

•	Significant increases in S&M (up 3,464 kEUR from the second quarter of 2014) and R&D (up 808 kEUR from the second quarter of 2014).

Executive Chairman Peter Leys commented, “The consistent and focused execution of our strategy has led to yet another quarter of steady growth. In this year’s second quarter, overall revenue increased by 28.8%, while organic growth reached 22.6%. We believe the compelling value proposition Materialise offers customers through our unique combination of software and printing services is clearly demonstrated by the significant revenue growth we generated in both 3D printing software and industrial production, of 44.8% and 30%, respectively. Our medical business, which grew by 16.1 % overall but was essentially flat on an organic basis compared to last year’s period (-0.5%), made promising strategic strides during the quarter, signing new collaboration agreements for the use of our pre-operative planning and surgical guide platforms. In keeping with our strategy for the year, we continued to invest heavily in both sales and marketing initiatives and research and development efforts to advance our market leadership, drive top-line growth and bolster long-term profitability. On the strength of our diversified business model, we remain comfortable with the financial guidance we have provided for 2015.”

Second Quarter 2015 Results

Total revenue for the second quarter of 2015 increased by 28.8% to 24,772 kEUR compared to 19,238 kEUR for the second quarter of 2014, driven by continued strong gains in our 3D Printing Software segment and Industrial Production segments and double-digit growth in our Medical segment. Excluding revenue from OrthoView, which we acquired in October 2014, total revenue for the quarter increased 22.6%. Adjusted EBITDA decreased from 1,372 kEUR to a loss of 179 kEUR, reflecting ongoing investments. On a global basis, research and development (“R&D”) expenses increased by 808 kEUR to 17.6% of total revenue, and sales and marketing (“S&M”) expenses increased by 3,464 kEUR to 38.8% of total revenue. The Adjusted EBITDA margin in the second quarter was (0.7)% compared to 7.1% in the second quarter of last year.

Revenues from the 3D Printing Software segment, which offers proprietary software worldwide through programs that enable and enhance the functionality of 3D printers and 3D printing operations, increased by 44.8% to 6,078 kEUR for the second quarter of 2015 from 4,198 kEUR for the same quarter last year. Growth was fueled by our expanded product portfolio, which now includes our build processors, accelerated growth in revenue generated with original equipment manufacturers (“OEMs”) and a significant increase in new license sales across all regions, particularly in Asia. Segment EBITDA increased from 1,696 kEUR to 2,015 kEUR while the segment EBITDA margin declined to 33.2% from 40.4% in last year’s period due to significant increases in both S&M and R&D expenses, which, in line with the company’s announced strategy, collectively increased 71.3%.

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Revenues from the Medical segment, which offers both a medical software platform and a portfolio of medical devices and clinical engineering services, increased by 16.1% to 8,315 kEUR for the second quarter of 2015 compared to 7,163 kEUR for the same period in 2014. Excluding the impact of the OrthoView acquisition, organic revenue was essentially flat compared to the second quarter of 2014 (-0.5%). These results continue to reflect the maturation of the knee guide business. Sales of medical software increased 84.4% to 3,280 kEUR from 1,779 kEUR, mainly due to the inclusion of OrthoView license revenue. Organically (excluding OrthoView), revenue from medical software licenses increased 17.8%. Annual licenses now represent 49.3% of new license sales (excluding OrthoView) as compared to 23.1% in last year’s period. Revenues from the direct sale of guides and implants increased by 28.3% from the prior-year period and represented 13.3% of total medical revenues in the second quarter. Segment EBITDA decreased from 793 kEUR to a loss of (342) kEUR and the segment EBITDA margin fell to (4.1)% from 11.1% due to significant investments in S&M and R&D expenses, up 29.2% compared to the second quarter of 2014 and which included the company’s investments in metal printing and X-ray guide technology, among others.

Revenues from the Industrial Production segment, which primarily offers 3D printing services to industrial and commercial customers, increased 30.0% to 10,379 kEUR for the second quarter of 2015 from 7,986 kEUR for the second quarter of 2014. Growth in the quarter was in part driven by higher sales of end parts, which rose 40.3% in the second quarter of 2015 from the same period in the prior year. Segment EBITDA decreased to a loss of (147) kEUR from a gain of 500 kEUR and the segment EBITDA margin decreased to (1.4)% from 6.3% for the same quarter of the prior year. Excluding the company’s growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the second quarter was 8.4% as compared to 13.9% the same quarter of the prior year.

Gross profit was 14,327 kEUR for the second quarter of 2015 compared to 11,703 kEUR for the second quarter of 2014. The gross profit margin decreased to 57.8% for the second quarter of 2015 from 60.8% for the second quarter of the prior year. This decrease was largely due to a substantial increase in depreciation expense associated with the company’s purchase of 19 new printers over the past four quarters.

R&D expenses increased by 22.7% to 4,371 kEUR for the second quarter of 2015 from 3,563 kEUR for the same period in the prior year, reflecting continued investment with a number of active projects in various stages of development, including in particular in the 3D Printing Software and Medical businesses. All of the company’s R&D spending was expensed and none was capitalized.

S&M and general and administrative expenses were 13,367 kEUR for the second quarter of 2015 compared to 9,152 kEUR for the second quarter of 2014, an increase of 46.1%. This 4,215 kEUR increase was partially related to the inclusion of OrthoView, and partially reflects the substantial increase in number of new employees in the sales and marketing organization of all three segments.

Other operating income increased by 1,173 kEUR to 2,462 kEUR in the second quarter of 2015 from 1,289 kEUR in the same period of the prior year. Other operating income consists of withholding tax exemptions for qualifying researchers, partial funding of R&D projects and foreign exchange gains on purchase and sales transactions.

Other operating expenses consist essentially of exchange losses on purchase and sales transactions.

Financial expenses increased significantly versus the same period in 2014 from 210 kEUR in the second quarter of 2014 to 1,286 kEUR in the second quarter of 2015 due to a foreign exchange loss on the portion of the company’s initial public offering proceeds held in U.S. dollars.

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Net loss for the second quarter of 2015 was (3,013) kEUR, compared to a net loss of (223) kEUR for the same period in the prior year. Total comprehensive loss for the second quarter of 2015, which reflects exchange differences on translation of foreign operations, was (2,850) kEUR compared to total comprehensive loss of (175) kEUR for the same period in the prior year.

At June 30, 2015, the company had cash and equivalents (including held-to-maturity investments) of 52,699 kEUR compared to 61,019 kEUR at December 31, 2014. Cash flow from operating activities in the second quarter of 2015 was 543 kEUR.

Net shareholders’ equity at June 30, 2015 was 82,360 kEUR, a decrease of 2,807 kEUR since December 31, 2014.

2015 Guidance

As detailed in prior quarterly press releases, in fiscal 2015 Materialise is investing heavily in a variety of R&D and S&M initiatives intended to strengthen the company’s market leadership and take advantage of high-growth opportunities in the rapidly evolving 3D printing market. Management continues to expect consolidated revenue for fiscal 2015 to be between 99,000 kEUR and 101,000 kEUR and consolidated Adjusted EBITDA to be between 4,000 kEUR and 5,000 kEUR.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1189, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2015.

Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2015 today, August 11, 2015, at 8:30a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer, Peter Leys, Executive Chairman, and Frederic Merckx, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

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To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #78920609. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Wednesday, August 12, 2015. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #78920609. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2015 revenues and Adjusted EBITDA, investments in R&D and S&M initiatives, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will”, “may”, “could”, “might”, “aim”, “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2015. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

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Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

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Materialise NV

Consolidated income statements (Unaudited)

				For the six months ended June 30,
	For the three months ended June 30,
	2015	2015	2014	2015	2014
(In thousands, except EPS)	U.S. $	euros	euros	euros	euros
Revenue	27,717	24,772	19,238	48,120	37,931
Cost of Sales	(11,687)	(10,445)	(7,535)	(20,326)	(15,174)

Gross Profit	16,030	14,327	11,703	27,794	22,757

Research and development expenses	(4,891)	(4,371)	(3,563)	(8,878)	(6,742)
Sales and marketing expenses	(10,764)	(9,620)	(6,156)	(18,835)	(11,836)
General and administrative expenses	(4,193)	(3,747)	(2,996)	(7,322)	(5,712)
Other operating income	2,755	2,462	1,289	4,370	2,359
Other operating expenses	(1,105)	(988)	(226)	(1,116)	(338)

Operating (Loss) Profit	(2,168)	(1,937)	51	(3,987)	488

Financial expenses	(1,439)	(1,286)	(210)	(1,735)	(409)
Financial income	389	348	34	2,269	67
Share in loss of a joint venture	(70)	(63)	—	(123)	—

Profit (Loss) before taxes	(3,288)	(2,938)	(125)	(3,576)	146

Income Taxes (benefit)	(84)	(75)	(98)	(325)	(287)

Net profit (loss)	(3,372)	(3,013)	(223)	(3,901)	(141)
Net profit (loss) attributable to:
The owners of the parent	(3,372)	(3,013)	(170)	(3,848)	(55)
Non-controlling interest	—	—	(53)	(53)	(86)

EPS attributable to the owners of the parent
Basic	(0.07)	(0.06)	(0.01)	(0.08)	0.00
Diluted	(0.07)	(0.06)	(0.01)	(0.08)	0.00

Weighted average basic shares outstanding	47,227	47,227	41,072	47,199	39,116
Weighted average fully diluted shares outstanding	47,227	47,227	41,072	47,199	39,116

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Consolidated statements of comprehensive income (Unaudited)

				For the six months ended June 30,
	For the three months ended June 30,
(In thousands)	2015	2015	2014	2015	2014
	U.S. $	euros	euros	euros	euros
Net profit (loss) for the year	(3,372)	(3,013)	(223)	(3,901)	(141)
Other comprehensive income
Exchange differences on translation of foreign operations	182	163	48	1,476	8
Other comprehensive income (loss), net of taxes	182	163	48	1,476	8
Total comprehensive income (loss) for the year, net of taxes	(3,190)	(2,850)	(175)	(2,425)	(133)
Total comprehensive income (loss) attributable to:
The owners of the parent	(3,190)	(2,850)	(122)	(2,372)	(47)
Non-controlling interest	—	—	(53)	(53)	(86)

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Materialise NV

Consolidated statements of financial position (Unaudited)

	As of June 30,	As of December 31,
(in thousands of euros)	2015	2014
Assets

Current assets
Inventory	4,595	3,660
Trade receivables	19,917	18,370
Other current assets	3,745	3,540
Held to maturity investments	—	10,000
Cash and cash equivalent	52,699	51,019

Total current assets	80,956	86,589

Non-current assets
Goodwill	9,896	7,714
Intangible assets	8,369	7,727
Property, plant & equipment	34,966	30,212
Investments in joint ventures	796	419
Deferred tax assets	205	232
Other financial assets	361	328
Total non-current assets	54,593	46,632

Total assets	135,549	133,221

Equity and liabilities

Current liabilities
Loans & borrowings	3,383	5,499
Trade Payables	10,247	7,205
Tax Payables	178	128
Deferred income	14,500	11,652
Other current liabilities	8,873	8,657

Total current liabilities	37,181	33,141

Non-current liabilities
Loans & borrowings	13,358	11,848
Deferred tax liabilities	1,342	1,329
Deferred income	297	767
Other non-current liabilities	1,011	969

Total non-current liabilities	16,008	14,913

Net equity
Share capital	2,724	2,788
Share premium	77,704	76,650
Consolidated reserves	359	5,764
Other comprehensive income (loss)	1,573	97
Equity attributable to the owners of the parent	82,360	85,299

Non-controlling interest	—	(132)

Total equity	82,360	85,167

Total equity and liabilities	135,549	133,221

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Materialise NV

Consolidated cash flow statements (Unaudited)

	For the six months ended
(in thousands of euros)	2015	2014
Operating activities
Net profit (loss) for the year	(3,901)	(141)
Non-cash and operating adjustments
Depreciation of property, plant & equipment	2,373	1,642
Amortization of intangible assets	678	333
Share-based payment expense	472	174
Loss (gain) on disposal of property, plant & equipment	(54)	15
Government grants	—	(11)
Movement in provisions and allowance for bad debt	101	70
Financial income	(211)	(67)
Financial expense	498	409
Impact of foreign currencies	(1,153)	(62)
Share of loss in a joint venture	123	—
Deferred tax expense (income)	(81)	130
Income taxes	406	157
Other	(4)	—
Working capital adjustments
Increase in trade receivables and other receivables	(1,943)	(854)
Decrease (increase) in inventories	(879)	571
Increase in trade payables and other payables	5,274	2,892
Income taxes paid	(338)	(30)

Net cash flow from operating activities	1,361	5,228

Investing activities
Purchase of property, plant & equipment	(3,558)	(2,480)
Purchase of intangible assets	(674)	(443)
Proceeds from the sale of property, plant & equipment, net	139	105
Proceeds from the sale of intangibles		(1)
Acquisition of subsidiaries	(1,602)	(1,161)
Investments in joint-ventures	(500)	(500)
Investments in held to maturity investments	—	(10,000)
Proceeds from held to maturity investments	10,000
Interest received	7	2

Net cash flow used in investing activities	3,812	(14,478)

Financing activities
Proceeds from loans & borrowings and convertible debt	319	1,625
Repayment of loans & borrowings	(3,410)	(1,509)
Repayment of finance leases	(731)	(464)
Purchase of non-controlling interest	(1,377)	—
Contribution unpaid capital non-controlling interest	—	28
Capital increase in parent company	580	70,484
Direct attributable expense capital increase	—	(5,861)
Interest paid	(252)	(245)
Other financial income / (expense)	14	218

Net cash flow from financing activities	(4,857)	64,276

Net increase of cash and cash equivalents	316	55,026
Cash and cash equivalents at beginning of year	51,019	12,598
Exchange rate differences on cash & cash equivalents	1,364	(193)

Cash & cash equivalents at end of year	52,699	67,431

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Materialise NV

Segment P&L (Unaudited)

(In thousands of euros, except percentages)	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations	Consolidated
For the three month period ended June 30, 2015
Revenues	6,078	8,315	10,379	24,772	—	24,772
Segment EBITDA	2,015	(342)	(147)	1,526	(1,957)	(431)
Segment EBITDA %	33.2%	(4.1%)	(1.4)%	6.2%		(1.7%)

For the three month period ended June 30, 2014
Revenues	4,198	7,163	7,986	19,347	(109)	19,238
Segment EBITDA	1,696	793	500	2,989	(1,924)	1,065
Segment EBITDA %	40.4%	11.1%	6.3%	15.5%		5.5%

(In thousands of euros, except percentages)	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations	Consolidated
For the six month period ended June 30, 2015
Revenues	12,194	16,163	19,763	48,120	—	48,120
Segment EBITDA	4,230	(1,088)	(187)	2,955	(3,894)	(939)
Segment EBITDA %	34.7%	(6.7%)	(0.9%)	6.1%		(2.0%)

For the six month period ended June 30, 2014
Revenues	8,233	14,131	15,469	37,834	98	37,931
Segment EBITDA	3,404	1,740	429	5,572	(3,109)	2,463
Segment EBITDA %	41.3%	12.3%	2.8%	14.7%		6.5%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended June 30		For the six months ended June 30
(in thousands of euros)	2015	2014	2015	2014
Net (loss)/profit	(3,013)	(223)	(3,901)	(141)

Income taxes	75	98	325	287
Financial expenses	1,286	210	1,735	409
Financial income	(348)	(34)	(2,269)	(67)
Share in loss of a joint venture	63	0	123	0
Depreciation & amortization	1,506	1,014	3,048	1,975

EBITDA	(431)	1,065	(939)	2,463
Non-recurring IPO Expenses (1)	0	182	0	182
Non-cash stock-based compensation expenses (2)	252	125	472	125
Adjusted EBITDA	(179)	1,372	(467)	2,770

(1)	Non-recurring IPO expenses represent fees and costs incurred in connection with the company’s initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.